Exhibit 1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

CITIZENS BANCSHARES CORPORATION

1.

The name of the Corporation is: "Citizens Bancshares Corporation."

2.

The Corporation is organized pursuant to the provisions of the Georgia Business Corporation
Code.

3.

The object of the Corporation is pecuniary gain and profit, and the Corporation is formed for

the purpose of assisting in the formation of a bank holding company and engaging in such related and

permissible activities in connection therewith as the Board of Directors may from time to time specify

by resolution.

4.

The Corporation shall have the authority to issue Twenty Five Million (25,000,000) shares

consisting of (i) 20,000,000 shares of Common Stock (the "Common Stock"), $1.00 par value, and

(ii) 5,000,000 shares of non-voting common stock (the "Non-Voting Common Stock"), $1.00 par

value. The shares of Non-Voting Common Stock will, for all purposes except voting, have the same

preferences, limitations and relative rights as Common Stock.

5.

The registered office of the Corporation shall be at 75 Piedmont Avenue, N.E., Atlanta, Fulton County, Georgia 30302. The registered agent of the Corporation at such address shall be James E. Young.

6.

The mailing address of the principal office of the corporation is 75 Piedmont Avenue, N.E., Atlanta, Georgia 30302.

7.

(a)   The Board of Directors shall be divided into three (3) classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director in Class I shall be elected to an initial term of one (1) year, each director in Class II shall be elected to an initial term of two (2) years, each director in Class III shall be elected to an initial term of three (3) years, and each director shall serve until the election and qualification of his or her successor or until his or her earlier resignation, death or removal from office. Upon the expiration of the initial terms of office for each Class of directors, the directors of each Class shall be elected for terms of three (3) years, to serve until the election and qualification of their successors or until their earlier resignation, death or removal from office.

(b)   Unless two-thirds (2/3) of the directors then in office shall approve the proposed change, this Article 7 may be amended or rescinded only by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Corporation entitled to vote in an election of directors, at any regular or special meeting of the shareholders, and notice of the proposed change must be contained in the notice of the meeting.

8.

(a)   Except as provided in paragraph (b) of this Article 8, the Board of Directors shall have

the right to adopt, amend or repeal the bylaws of the Corporation by the affirmative vote of a majority

of all directors then in office, and the shareholders shall have such right by the affirmative vote of a

majority of the issued and outstanding shares of the Corporation entitled to vote in an election of

directors.

(b)   Notwithstanding paragraph (a) of this Article 8, any amendment of the bylaws of the

Corporation changing the number of directors shall require the affirmative vote of two-thirds (2/3) of

all directors then in office or the affirmative vote of the holders of two-thirds (2/3) of the issued and

outstanding shares of the Corporation entitled to vote in an election of directors, at any regular or

special meeting of the shareholders, and notice of the proposed change must be contained in the

notice of the meeting.

9.

(a)   At any shareholders' meeting with respect to which notice of such purpose has been given, the entire Board of Directors or any individual director may be removed without cause only by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Corporation entitled to vote in an election of directors.

(b)   At any shareholders' meeting with respect to which notice of such purpose has been given, the entire Board of Directors or any individual director may be removed with cause only by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of the Corporation entitled to vote in an election of directors.

(c)   For purposes of this Article 9, a director of the Corporation may be removed for cause if (i) the director has been convicted of a felony; (ii) any bank regulatory authority having jurisdiction over the Corporation requests or demands the removal; or (iii) at least two-thirds (2/3) of the directors of the Corporation then in office, excluding the director to be removed, determine that the director's conduct has been inimical to the best interests of the Corporation.

(d)   Unless two-thirds (2/3) of the directors then in office shall approve the proposed change, this Article 9 may be amended or rescinded only by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Corporation entitled to vote in an election of directors, at any regular or special meeting of the shareholders, and notice of the proposed change must be contained in the notice of the meeting.

10.

(a)   In any case in which the Georgia Business Corporation Code or other applicable law requires shareholders approval of any merger or share exchange of the Corporation with or into any other corporation, or any sale, lease, exchange or other disposition of substantially all of the assets of the Corporation to any other corporation, person or other entity, such approval shall require either:

(i)   the affirmative vote of two-thirds (2/3) of the directors of the Corporation then in office and the affirmative vote of a majority of the issued and outstanding shares of the corporation entitled to vote; or

(ii)   the affirmative vote of a majority of the directors of the Corporation then in office and the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Corporation entitled to vote.

(b)   The Board of Directors shall have the power to determine for the purposes of this Article 13, on the basis of information known to the Corporation, whether any sale, lease or exchange or other disposition of part of the assets of the Corporation involves substantially all of the assets of the Corporation.

11.

(a)   The Board of Directors, when evaluating any offer of another party (i) to make a tender offer or exchange offer for any equity security of the Corporation, (ii) to merge or consolidate any other corporation with the Corporation, or (iii) to purchase or otherwise acquire all or substantially all of the assets of the Corporation, shall, in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation: (A) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of the Corporation and its subsidiaries, and on the communities within which the Corporation and its subsidiaries operate (it being understood that any subsidiary bank of the Corporation is charged with providing support to and being involved in the communities it serves); and (B) the consideration being offered by the other party in relation to the then-current value of the Corporation in a freely negotiated transaction and in relation to the Board of Directors' then-estimate of the future value of the Corporation as an independent entity.

(b)   Unless two-thirds (2/3) of the directors then in office shall approve the proposed change, this Article 14 may be amended or rescinded only by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Corporation entitled to vote thereon, at any regular or special meeting of the shareholders, and notice of the proposed change must be contained in the notice of the meeting.

12.

The Board of Directors of the Corporation shall consist of thirteen (13) members who shall be and whose addresses are:

Herman J. Russell	504 Fair Street, S.W. Atlanta, Georgia 30313
Gregory T. Baranco	4070 Sandy Lake Drive Lithonia, Georgia 30038
Thomas E. Boland	14950 East Bluff Road Alpharetta, Georgia 30004
Bernard H. Bronner	594 Fielding Lane Atlanta, Georgia 30311
Johnnie L. Clark	2794 Chaucer Drive, S.W. Atlanta, Georgia 30311
James E. Young	647 Master Drive Stone Mountain, Georgia 30032
Robert L. Brown	1394 Doe Valley Drive Lithonia, Georgia 30058
William Cleveland	1834 Rockridge Place Atlanta, Georgia 30324
C. David Moody	1426 Doe Valley Drive Lithonia, Georgia 30058
Lynn Pattillo	961 Eulalia Road Atlanta, Georgia 30319
Ray Robinson	541 Grammercy Drive Marietta, Georgia 30068
H. Jerome Russell	210 Milano Drive, S.W. Atlanta, Georgia 30331
R.K. Seghal	55 Cliffside Crossing Atlanta, Georgia 30350

13.

No director of the Company shall be personally liable to the Company or its shareholders for

monetary damages for breach of his duty of care or other duty as a director; provided, that this

provision shall eliminate or limit the liability of a director only to the extent permitted from time to

time by the Georgia Business Corporation Code or any successor law or laws.

14.

Any action required by law or by the Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation, and any action which may be taken at such a meeting, may be taken without a meeting, if written consent, setting forth the action so taken, is signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Notice of such action without a meeting by less than unanimous written consent shall be given within ten (10) days after taking such action to those shareholders of record on the date when the written consent is first executed and whose shares were not represented on the written consent.

15.

Should any provision of these Articles of Incorporation, or any clause hereof, be held to be invalid, illegal or unenforceable, in whole or in part, the remaining provisions and clauses of these Articles of Incorporation shall remain valid and fully enforceable.

IN WITNESS WHEREOF, the undersigned has caused these Amended and Restated Articles of Incorporation to be executed, this _____ day of _____, 2001.

CITIZENS BANCSHARES CORPORATION

By:_____
        James E. Young
        President